UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: July 24, 2017
	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VEON shareholders elect new independent Supervisory Board directors

Ursula Burns to become Chairman of the Board

Amsterdam, 24 July 2017 - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of telecommunications and digital services headquartered in Amsterdam and serving more than 235 million customers, today announces the election of its Supervisory Board, including two new independent directors, Ursula Burns and Guy Laurence.

Following the election of the directors, the Supervisory Board appointed Ursula Burns, the former Xerox head, to become Chairman of VEON’s Supervisory Board effective today. Alexey Reznikovich, the outgoing Chairman, will continue to serve as a member of the Supervisory Board. With the election of Ursula Burns and Guy Laurence, the Supervisory Board will increase from nine to eleven members, including the reelected nine outgoing members.

Commenting on her appointment, Ursula Burns said: “I am delighted to be joining VEON as it executes on its strategy to reinvent the idea of what a telecoms company can be. This is a familiar challenge for me: I spent much of my career at Xerox transforming a previously highly successful but traditional business to meet the challenges of today’s digital world. I am also looking forward to working with the board to continue to reinforce VEON’s corporate governance and culture of compliance, and in guiding our management team to deliver the financial performance that will create long-term value for our shareholders.”

Alexey Reznikovich, outgoing Chairman of the Supervisory Board, said: “Over the past two and a half years VEON has embarked on a transformational journey driven by our Global Leadership team. Today’s appointments represent another key milestone in this journey and we will look to continue to increase the independence of the Supervisory Board, ensuring it is aligned with global corporate governance best practice. Ursula Burns is a highly-experienced businesswoman, with a proven track record in leading successful corporate transformations throughout her business career. I am delighted that she has become the new Chairman of the Supervisory Board. Guy Laurence is also an established global telecom executive having successful periods working at Rogers and Vodafone. I look forward to working with both Ursula and Guy over the coming years.”

The reappointment of PricewaterhouseCoopers Accountants NV as the Company’s auditor was also approved. Holders of approximately 86% of the Company’s shares were represented at the Annual General Meeting.

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Notes to editors

Ursula Burns, a US citizen, brings extensive international experience to the role having served as Chairman and Chief Executive Officer of Xerox Corporation (2009 – 2016). During her tenure as CEO, she helped the company transform from a global leader in document technology to the world’s most diversified business services company serving enterprises and governments of all sizes. Most recently in 2016, she led Xerox through a successful separation into two independent, publicly traded companies. Ursula also regularly appears on Fortune’s and Forbes’ list of the world’s most powerful women, and is a board director of American Express, Exxon Mobil, Nestlé and Datto. US President Barack Obama appointed Ursula to help lead the White House national program on Science, Technology, Engineering and Math (STEM) from 2009-2016, and she served as chair of the President’s Export Council from 2015-2016 after service as vice chair from 2010-2015.

Guy Laurence brings more than 30 years of global experience in telecommunications, media and pay television. He was previously CEO at Rogers, a CDN$14bn telecoms and media group in Canada, and prior to that he worked at Vodafone for thirteen years holding several senior positions including CEO of Vodafone UK, operating in one of the most competitive and mature communications markets in the world, and CEO of Vodafone Netherlands.

About VEON

VEON, a NASDAQ and Euronext Amsterdam-listed global provider of telecommunications and digital services, formerly known as VimpelCom, aspires to lead the personal internet revolution for more than 235 million customers it serves today, and many others in the years to come.

Follow us on Twitter @veondigital, visit our blog @blog.veon.com or go to our website www.veon.com.

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Disclaimer

VEON considers portions of this press release to be forward-looking statements. Forward-looking statements can be identified by the use of words such as “may”, “will”, “plan”, “should”, “expect”, “anticipate”, “estimate”, “aspire”, “continue” or comparable terminology. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. Although VEON believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, VEON can give no assurance that such expectations will be achieved. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements as a result of risks and uncertainties.

The forward-looking statements contained in this press release speak only as of the date hereof. VEON does not undertake to publicly update, except as required by US federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events.

This press release contains inside information as defined in Regulation (EU) No 596/2014.

Contacts

Investor Relations:

Bart Morselt

ir@veon.com

Media and Public Relations:

Roland Sladek

pr@veon.com

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